

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-Mail
Kevin B. Espinola
Jones Day
3161 Michelson Drive, Suite 800
Irvine, CA 92612

> **Re:** **Prosensa Holding N.V.**
> **Schedule TO-T filed December 12, 2014**
> **Filed by Biomarin Pharmaceutical Inc. et al.**
> **File No. 5-87624**

Dear Mr. Espinola:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. Please revise to use the current version of Schedule TO, which includes a box to check indicating reliance on the cross-border exemption for third-party tender offers. See Rule 14d-1(d). If you are relying on Rule 14d-1(d), please check the box and describe in your response letter the facts that you believe support your reliance on the exemption.

Exhibit (a)(1)(A) - Offer to Purchase

General

2. You have not registered the issuance of the CVRs in connection with this tender Offer. In your response letter, please provide your analysis as to why the issuance of the CVRs in

     this Offer is not a registerable event under Section 5 of the Securities Act of 1933. Please cite to applicable precedent, including staff no-action letters, and analyze the relevant features of these CVRs that relate to their status as securities.

3. Please advise how you are complying with the prompt payment requirements of Rule 14e-1(c) in connection with the issuance of the CVRs. In this regard, tell us whether, under applicable law of the Netherlands, the rights that tendering Prosensa security holders receive are enforceable as of the close of the tender Offer. We may have further comments.

4. Clarify in an appropriate part(s) of the Offer to Purchase the consideration remaining Prosensa shareholders will receive in the Asset Sale and subsequent dissolution and liquidation of the Company. For example, will they receive the same CVRs as those shareholders who tender in the Offer?

Summary Term Sheet – Is your financial condition relevant to my decision to tender my Shares in the Offer?, page vii

5. Since you take the position that your financial condition is not material in the context of this Offer, disclose that your financial condition could deteriorate such that you would not have the necessary cash or cash equivalents to make the required payments in connection with the CVRs. Note that the holders of CVRs would effectively be subordinated in right of payment to all of the bidders' secured obligations to the extent of the collateral securing such obligations, and that the CVRs would also be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the bidders' subsidiaries. Finally, discuss the possible effect of a bankruptcy filing on the CVR payment obligations.

If the Offer Closing occurs, will Prosensa continue as a public company?, page x

6. You state that if the Offer is consummated, you may complete (i) an Asset Sale and subsequent dissolution of Prosensa; (ii) a Statutory Buy-Out Proceeding; or (iii) another of a list of permitted squeeze out methods outlined on page 49 of the offer materials. For a Statutory Buy-Out, you disclose that the price to be paid to hold out shareholders will be determined by a Dutch court and could be lower than the Offer consideration. It is unclear for the list of other possible kinds of transactions listed on page 49 what amount and form of consideration would be provided. In light of the equivocal nature of the disclosure concerning a second-step squeeze-out transaction after the Offer and the uncertainty surrounding the form of and consideration to be paid in such second-step transaction, tell us in your response letter, with a view to additional disclosure, whether any second-step transaction would be subject to Rule 13e-3. If in your view it would not be, explain why not. We may have further comments.

Purpose of the Offer; Plans for Prosensa – Other Post-Closing Reorganization Methods, page 49

7. You state that it is possible that the Purchaser may not be able to implement any proposed Post-Closing Reorganization promptly after the Offer Closing, or may not be able to take such actions at all. "This will depend on, among other things, the percentage of Shares tendered in the Offer and the means available in a particular jurisdiction to achieve the objective of enabling Purchaser (and/or its affiliates) to acquire all of the issued and outstanding Shares." Clarify the jurisdiction(s) to which you refer in the quoted sentence. What jurisdictions besides the Netherland and the United States would govern the squeeze-out of shares not tendered in the Offer? Why aren't any restrictions knowable now? We may have additional comments.

Certain Conditions of the Offer, page 51

8. Refer to the second to last paragraph in this section at the top of page 53. There you state that "[t]he foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Purchase Agreement." All of the Offer conditions should be listed here. If there are additional conditions contained in the Purchase Agreement, please revise to describe them here or modify this language.

9. Refer to the disclosure in the last paragraph in this section. If an Offer condition is "triggered," the bidders must promptly inform security holders whether they will waive the Offer condition and proceed with the Offer, or assert it to terminate the Offer. Revise the language here that implies that failing to assert a condition is not a waiver of such Offer condition.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263, or in my absence, to Dan Duchovny at 202-551-3619.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Justin Smith, Esq. (via email)